BlueLinx Holdings Inc. 4300 Wildwood Parkway Atlanta, Georgia 30339
August 3, 2009
Ms. Sherry Haywood
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

Re:	BlueLinx Holdings Inc. Form 10-K for Fiscal Year Ended January 3, 2009 Form 10-Q for Fiscal Quarter Ended April 4, 2009 Definitive Proxy Statement filed April 16, 2009 File No. 1-32383
Dear Ms. Haywood:
To confirm our telephone conversation of August 3, 2009, we hereby confirm our request and your grant of an extension of time until August 27, 2009, for us to submit our response to the Securities and Exchange Commission’s comment letter dated July 30, 2009.
Thank you for your consideration.
Sincerely,

/s/ Matthew R. Nozemack
Matthew R. Nozemack
Assistant General Counsel & Secretary

Cc:	Rufus Decker Ernest Greene H. Douglas Goforth